SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2004

Commission File Number: 000-30348

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A

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The first three paragraphs of the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1. Press Release: ECTEL Names Eitan Naor President and CEO. Dated January 20, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: /s/ Avi Goldstein

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  January 20, 2004

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EXHIBIT INDEX

Exhibit No. Exhibit

10.1                                                          Press Release: ECTEL Names Eitan Naor President and CEO. Dated

January 20, 2004.

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exhibit 10.1

FOR IMMEDIATE RELEASE

ECTEL NAMES EITAN NAOR PRESIDENT AND CEO

Petah Tikva, Israel - January 20, 2004 - ECtel Ltd. (NASDAQ: ECTX) announced today it has appointed Eitan Naor as the company`s new President and Chief Executive Officer. Naor will assume his new responsibilities next month.

Eitan Naor brings to ECtel significant management experience and a strong track record. He joins the Company from Amdocs, where he was most recently acting Division President, OSS & Order Management Systems, and previously, Vice President, Customer Care and Billing. Prior to joining Amdocs, Naor held management positions at Oracle Israel, Hewlett Packard Israel and SCP Systems. Prior to that, Naor served as an officer in the Israel Defense Forces` MAMRAM (computer programming) unit. He holds an MBA in strategic management and a BA in economics - both magna cum laude.

At the same time, the Company announced that Aharon Shech, ECtel`s CEO for the past seven years, will be stepping down next month.

Doron Inbar, a Director of ECtel and CEO of ECI Telecom (NASDAQ: ECIL), ECtel`s controlling shareholder, said: "The Board of Directors would like to take this opportunity to thank Aharon Shech for his long-standing service and significant contribution to the company. His efforts helped build ECtel from a small subsidiary of ECI into an independent, internationally-recognized leader in its markets. We wish him well in his future endeavors."

ECtel Ltd.: ECtel is a leading global provider of cutting-edge monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel`s cost-effective systems are used by law enforcement agencies to fight terrorism and crime, and by telecommunications operators for Fraud Prevention, Revenue Assurance and Quality of Service. Over 180 law enforcement agencies and telcos in more than 60 countries are using ECtel's state-of-the-art solutions in voice, data, cellular, VoIP and NGN networks.  ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators and governmental agencies, the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, dependence on sales to governmental agencies, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113	Tel: 954-351-4492
Fax: +1-301-428-0505	Fax: 954-351-4430
Email: avig@ectel.com	Email: chrisd@ectel.com

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